Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 16,700 Filed pursuant to Rule 433 Registration Statement Nos. 333-293641; 333-293641-01 June 16, 2026

Market Linked Securities—Auto-Callable with Contingent Coupon with Memory Feature and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to an Equally Weighted Basket Consisting of Two Stocks due July 3, 2029

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Market measure

An equally weighted basket (the “Basket”) composed of the following basket components, with the weightings noted parenthetically: the common stock of Oracle Corporation (the “ORCL Stock”) (50%) and the common stock of Micron Technology, Inc. (the “MU Stock”) (50%) (each referred to as a “basket component”)

Pricing date*	June 29, 2026
Original issue date*	July 2, 2026
Face amount	$1,000 per security
Contingent coupon payments (with memory feature)

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the basket closing level on the related calculation day is greater than or equal to the coupon threshold level.

Each “contingent coupon payment,” if any, will be calculated per security as follows:

($1,000 × contingent coupon rate) / 12.

In addition, if the basket closing level on one or more calculation days is less than the coupon threshold level and, on a subsequent calculation day, the basket closing level is greater than or equal to the coupon threshold level, the securities will pay the contingent coupon payment due for the subsequent calculation day plus all previously unpaid contingent coupon payments (without interest accruing on amounts previously unpaid).

Contingent coupon rate	At least 17.25% per annum, to be determined on the pricing date
Automatic call

The securities are not subject to automatic call until approximately six months after the original issue date. Following this 6-month non-call period, if, on any calculation day (other than the final calculation day), beginning in December 2026, the basket closing level is greater than or equal to the starting level, the securities will be automatically called for a cash payment per security equal to the face amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments on the related call settlement date.

Calculation days	Monthly, on the 28th of each month, commencing in July 2026 and ending on the final calculation day. We also refer to the June 2029 calculation day as the final calculation day.
Contingent coupon payment dates	Three business days after the applicable calculation day; provided that the coupon payment date for the final calculation day is the maturity date.
Call settlement date	Three business days after the applicable calculation day.
Maturity payment amount (per security)

if the ending level is greater than or equal to the downside threshold level:

$1,000; or

if the ending level is less than the downside threshold level:

$1,000 × (basket performance factor + buffer amount)

Basket closing level

The “basket closing level” will be equal to the product of (i) 100 and (ii) an amount equal to 1 plus the sum of: (A) 50% times the stock return of the ORCL Stock and (B) 50% times the stock return of the MU Stock.

Stock closing price

With respect to each basket component, stock closing price, closing price and adjustment factor have the meanings set forth under “General Terms of the Securities—Certain Terms for Securities Linked to an Underlying Stock—Certain Definitions” in the accompanying product supplement for principal at risk securities.

Initial stock price	For each basket component, its stock closing price on the pricing date.
Stock return:	On any calculation day for each basket component, (stock closing price – initial stock price) / initial stock price
Maturity date*	July 3, 2029
Starting level	The basket closing level on the pricing date
Ending level	The basket closing level on the final calculation day
Basket performance factor	The ending level divided by the starting level.
Coupon threshold level	80, which is equal to 80% of the starting level
Downside threshold level	80, which is equal to 80% of the starting level
Buffer amount	20%
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $23.25 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $17.50 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61781GPS4
Tax considerations	See preliminary pricing supplement

*Subject to change

** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services

Hypothetical payout profile (excluding contingent coupon payments)

If the securities are not automatically called prior to the maturity date and the ending level of the Basket is less than the downside threshold level, you will receive less, and up to 80% less, than the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of the Basket, but you will have full downside exposure to the Basket on the final calculation day if the ending level is less than the downside threshold level.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $931.10, or within $31.10 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement, product supplement for principal at risk securities, tax supplement and prospectus before making a decision to invest in the securities.

Preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/895421/000183988226029463/ms16700_424b2-19409.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary pricing supplement, product supplement and tax supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities, tax supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of the face amount of your securities at maturity.

●The securities do not provide for the regular payment of interest.

●The contingent coupon payment, if any, is based on the basket closing level of the Basket on only the related monthly calculation day at the end of the related interest period.

●Investors will not participate in any appreciation in the level of the Basket.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the basket components.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying preliminary pricing supplement are uncertain.

Risks Relating to the Basket

●Changes in the prices of the basket components may offset each other.

●Basket stock prices can be volatile.

●We are not affiliated with the issuers of the basket stocks.

●We may engage in business with or involving one or more of the issuers of the basket stocks without regard to your interests.

●The stock closing prices of the basket stocks may come to be based on the value of the stock of companies other than the issuers of the basket stocks.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that can affect the basket stocks.

●Historical closing prices of the basket components should not be taken as an indication of the future performance of the basket components during the term of the securities.

For more information about the Basket and the basket components, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and tax supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the tax supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, tax supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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